Exhibit 3.3

LANDMARK APARTMENT TRUST OF AMERICA, INC.

ARTICLES OF AMENDMENT

Landmark Apartment Trust of America, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended as follows:

1.	Section 1 of the Articles Supplementary for the Corporation’s 8.75% Series D Cumulative Non-Convertible Preferred Stock (the “Articles Supplementary”) is hereby amended by adding the following definitions:

“Escrow Agreement” shall mean the Escrow Agreement related to the Series E Preferred Stock, dated as of January 7, 2014, among the Corporation, iStar, BREDS, and Chicago Title Company, as the same may be amended from time to time.

“Pro Rata Basis” shall mean pro rata based on the aggregate Redemption Price payable on the Series D Preferred Stock required to be redeemed on such date pursuant to the terms hereof and the aggregate redemption price payable on the Parity Stock required to be redeemed on such date pursuant to the terms of such Parity Stock.

“Section 8(l) Proceeds” shall have the meaning set forth in Section 8(l).

“Series E Preferred Stock” shall mean the 9.25% Series E Cumulative Non-Convertible Preferred Stock, $0.01 par value per share, of the Corporation.

“Series E Preferred Stockholder” shall mean a holder of Series E Preferred Stock.

2.	Section 1 of the Articles Supplementary is hereby amended to replace the definition of “Aggregate Unfunded True-Up” with the following definition:

“Aggregate Unfunded True-Up” shall mean, at any given date of determination, an amount equal to (i) $267,657,610 minus (ii) the sum of (A) the aggregate of all Adjusted Eligible Cash Amounts plus (B) $209,763,000 minus the aggregate Liquidation Preference of all shares of Series D Preferred Stock issued prior to such date (whether or not such shares are outstanding on such date); provided, however that in the event that clause (ii) is equal to or greater than clause (i), the “Aggregate Unfunded True-Up” shall equal $0. As used herein, “Adjusted Eligible Cash Amount” shall mean, with respect to any Eligible Cash Amount, an amount equal to (a) such Eligible Cash Amount, compounded monthly, at a rate of 14.47% per annum, from the date such Eligible Cash Amount was received by a Series D Preferred Stockholder until such date of determination, if such Eligible

Cash Amount is received by the holders of Series D Preferred Stock prior to the end of the 20th month following the Original Issue Date, or (b) the Eligible Cash Amount (without adjustment), if such Eligible Cash Amount is received by a holder of Series D Preferred Stock after the end of the 20th month from the Original Issue Date. As used herein, “Eligible Cash Amount” shall mean, with respect to any share of Series D Preferred Stock, (x) any amount previously paid in cash on such share of Series D Preferred Stock (other than Extension Dividends) and (y) any amount attributable to such shares’ Redemption Price to be paid in cash in connection with any redemption of such share (or voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation pursuant to Section 5) on the Actual Redemption Date for which such Eligible Cash Amount is being calculated (or such other applicable date in connection with a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation) for such share (other than the portion of the Redemption Price with respect to such redemption attributable to the Per Share Aggregate Unfunded True-Up of such share).

3.	Section 4(d) of the Articles Supplementary is hereby amended by replacing it with the following:

Except for dividends paid pursuant to Section 13 or in connection with any redemption of Series E Preferred Stock pursuant to the terms of the Escrow Agreement, all dividends declared and paid upon the Series D Preferred Stock and each other class or series of Parity Stock shall be declared pro rata so that the amount of dividends declared and paid per share of Series D Preferred Stock and such other class or series of Parity Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series D Preferred Stock and such other class or series of Parity Stock (which shall not include any accrual in respect of unpaid dividends on such other class or series of Parity Stock for prior Dividend Periods if such other class or series of Parity Stock does not have a cumulative dividend) bear to each other. All dividends declared and paid upon the Series D Preferred Stock shall be declared and paid in equal amounts on each such share outstanding at the close of business on the Dividend Record Date with respect to such dividend.

4.	Section 6(h) of the Articles Supplementary is hereby amended by replacing it with the following:

Restrictions Applicable After a Failure to Redeem. Without limitation to the rights of the holders of Series D Preferred Stock under Section 8(c), upon the occurrence of an Optional Redemption Event and until the date on which all of the Series D Preferred Stock has been redeemed in full in accordance with the terms herein: (i) the Corporation shall, and shall cause its Component Entities to, apply all Net Operating Cash Flow and Sale Proceeds to redeem shares of Series D Preferred Stock at the Redemption Price then in effect and, to the extent required under the terms thereof, shares of Parity Stock (for its applicable redemption price then in effect) on a Pro Rata Basis (as nearly as may be practicable without creating fractional shares) among the Series D Preferred Stockholders and the holders of Parity Stock; and (ii) the Corporation shall not take any of the following actions, directly or through any Component Entity, unless the corresponding restriction is waived in writing by both the iStar Representative and the BREDS Representative:

(i)	declare or pay distributions on Junior Stock (except as otherwise set forth in Section 8(d), 8(e) or 8(j)) or with respect to Parity Stock;

(ii)	redeem any outstanding Junior Stock;

(iii)	effect any Qualified Contribution Transaction;

(iv)	acquire any real property asset or assets, or any interest therein;

(v)	sell any real property asset or assets, or any interest therein; or

(vi)	incur or enter into any agreement, contract, commitment or other obligation to incur any Indebtedness, including for the purpose of refinancing existing Indebtedness

5.	Section 7(a) of the Articles Supplementary is hereby amended by replacing it with the following:

The Corporation shall have the right (“Special Redemption Right”), at any time, upon written notice (the “Special Redemption Notice”) to the holders of record of shares of the Series D Preferred Stock (at their respective addresses as they appear on the share transfer records of the Corporation) not less than 30 days prior to a date (which date may be contingent upon certain events as specified in Section 7(e)) specified in such Special Redemption Notice (the “Special Redemption Date”), to redeem all (or such lesser amount pursuant Section 7(e)) of the shares of the Series D Preferred Stock then outstanding for cash in an amount per share equal to the Redemption Price calculated as of the Special Redemption Date (“Special Redemption Proceeds”); provided, that, as conditions to the redemption of the shares of Series D Preferred Stock pursuant to this Section 7 (excluding any redemption pursuant to the terms of the Escrow Agreement), (i) on the Special Redemption Date, the Corporation shall redeem all (or such lesser amount pursuant the terms thereof) of the shares of the Series E Preferred Stock then outstanding pursuant to the terms thereof, and (ii) on or before the Special Redemption Date, the Corporation shall cause to be declared and paid in full in cash, with respect to each class or series of Parity Stock of which any shares are then outstanding and are not to be redeemed on such date, full cumulative dividends on all such shares for all past dividend periods for such Parity Stock to have been declared. Except as provided in this Section 7(a) for any redemption of Series E Preferred Stock pursuant to the terms of the Escrow Agreement, notwithstanding anything to the contrary contained herein, any redemption by the Corporation of less than all of the outstanding shares of Series D Preferred Stock and all of the outstanding shares of Series E Preferred Stock pursuant to this Section 7, shall be on a Pro Rata Basis (as nearly as practical without creating any fractional shares) among the Series D Preferred Stockholders and the Series E Preferred Stockholders. The Special Redemption Proceeds shall be paid in full to the holders of Series D Preferred Stock in cash on the Special Redemption Date to the account or accounts Current Dividends are paid. Notwithstanding anything to the contrary contained herein, any redemption by the Corporation of Series E Preferred Stock pursuant to the terms of the Escrow Agreement shall not be on a Pro Rata Basis among the Series E Preferred Stockholders and the Series D Preferred Stockholders.

6.	Section 8(c)(iii)(A) of the Articles Supplementary is hereby amended by replacing it with the following:

No later than 10 Business Days before effectuating any such change and issuing such Junior Stock or Parity Stock, shall have provided reasonable description of the particulars of the change together with a draft of the proposed amendment to the holders of all Series D Preferred Stock, and;

7.	Section 8(d)(i) of the Articles Supplementary is hereby amended by replacing it with the following:

first, to pay all Miscellaneous Amounts to Series D Preferred Stockholders and any Miscellaneous Amounts to holders of Parity Stock (to the extent required by the terms thereof) (such payments to be made pro rata based on the Miscellaneous Amounts owed to such holders in the event that Net Operating Cash Flows are insufficient to pay all such amounts due);

8.	Section 8(e) of the Articles Supplementary is hereby amended by replacing it with the following:

Distributions of Sale Proceeds. Except as otherwise provided in Section 8(f) and Section 8(j), the Corporation shall distribute, or use, and shall cause its Component Entities to distribute or use, all Sale Proceeds and all Section 8(l) Proceeds as follows:

(i)	first, to pay all Miscellaneous Amounts to Series D Preferred Stockholders and any Miscellaneous Amounts to holders of Parity Stock (to the extent required by the terms thereof) (such payments to be made pro rata based on the Miscellaneous Amounts owed to such holders in the event that Sale Proceeds and Section 8(l) Proceeds are insufficient to pay all such amounts due);

(ii)	second, to redeem shares of Series D Preferred Stock for the Redemption Price then in effect and, to the extent required under the terms thereof, shares of Parity Stock (for its applicable redemption price) on a Pro Rata Basis (as nearly as may be practicable without creating fractional shares) among the Series D Preferred Stockholders and the holders of Parity Stock; and

(iii)	thereafter, to be distributed to the holders of Common Stock or to be retained by the Operating Partnership.

9.	Section 8(f) of the Articles Supplementary is hereby amended by replacing it with the following:

Allocation of Net Operating Cash Flow, Sale Proceeds and Section 8(l) Proceeds During Noncompliance and Event of Default or After the Fifth-Year Redemption Date. In addition to any other rights and remedies available to the holders of the Series D Preferred Stock, notwithstanding anything else contained herein to the contrary, (i) during any period that the Corporation fails to comply with one or more of the protective provisions set forth in Section 8(c) or (ii) upon the occurrence and continuation of an Event of Default, in each case, all Net Operating Cash Flow and Sale Proceeds, except as provided in Section 8(k), and all Section 8(l) Proceeds shall be applied by the Corporation first to pay all Miscellaneous Amounts to Series D Preferred Stockholders and any Miscellaneous Amounts to holders of Parity Stock (to the extent required by the terms thereof) (such payments to be made pro rata based on the Miscellaneous Amounts owed to such holders in the event that Net Operating Cash Flows, Sale Proceeds and Section 8(l) Proceeds (as applicable) are insufficient to pay all such amounts due) and thereafter to redeem shares of Series D Preferred Stock at the Redemption Price (then in effect) and shares of Parity Stock (for its applicable redemption price) on a Pro Rata Basis (as nearly as may be practicable without creating fractional shares) among the Series D Preferred Stockholders and the holders of Parity Stock, until such time that the iStar Representative and the BREDS Representative acknowledge in writing that the failure to comply or Event of Default has been remedied in full; provided, that in the case of noncompliance with any Financial Covenant, the application of Net Operating Cash Flow to redeem outstanding shares of Series D Preferred Stock at the Redemption Price pursuant to this Section 8(f) shall commence upon the date of such noncompliance and shall continue until such time that the iStar Representative and the BREDS Representative acknowledge in writing that (A) the Corporation has remedied such noncompliance in full and (B) has thereafter remained in compliance with all Financial Covenants for one full calendar quarter. In addition to the above, if after the Fifth-Year Redemption Date less than all outstanding shares of Series D Preferred Stock have been redeemed, then, until all of the shares of Series D Preferred Stock shall have been redeemed for the Redemption Price, all Sale Proceeds, Section 8(l) Proceeds and Net Operating Cash Flow shall be applied by the Corporation to redeem shares of Series D Preferred Stock for the Redemption Price and, to the extent required under the terms thereof, shares of Parity Stock (for its applicable redemption price) on a Pro Rata Basis (as nearly as may be practicable without creating fractional shares) among the Series D Preferred Stockholders and the holders of Parity Stock (it being agreed that, for purposes of this sentence, “Net Operating

Cash Flow” shall not include the payment of any contractual obligations of the Corporation or the Component Entities under contracts entered into in accordance with the definitive transaction documents in connection with a Capital Transaction pursuant to the approved Asset Disposition Plan.

10.	Section 8(l) of the Articles Supplementary is hereby amended by replacing it with the following:

If Section 8(j) or Section 8(k) results in a reduction in amounts otherwise distributable to holders of Series D Preferred Stock, at the request of the holders of Series D Preferred Stock, the Corporation shall within 15 days of such distribution to holders of Common Equity undertake an offering of Common Stock having an aggregate issuance price of no less than the amount of such reduction, such issuance to be completed no less than 45 days of such distribution to holders of Common Equity, the proceeds of which are required to be used to purchase Common Units and then paid by the Operating Partnership to the Corporation pursuant to the terms of the Series D Preferred Partnership Units, and such amounts received by the Corporation from the Operating Partnership shall be referred to as “Section 8(l) Proceeds.”

11.	Section 10(b) of the Articles Supplementary is hereby amended by replacing it with the following:

The Preferred Stock Directors shall each be entitled to one vote per director on any matter properly voted on by the Board of Directors or any committee thereof, including, but not limited to, matters relating to the sale of all or any of the Properties owned, directly or indirectly, by the Corporation and any matters relating to control over the business and affairs of the Corporation, the Component Entities and the Properties; provided, however, that upon the occurrence of an Event of Default, until the Redemption Price (in effect as of the date of such redemption) is paid in cash, in full, and, to the extent required under the terms thereof, the redemption price for shares of the Series E Preferred Stock (in effect as of the date of such redemption) is paid in cash, in full, the Preferred Stock Directors shall each be entitled to five votes per director on any matter properly voted on by the Board of Directors or any committee thereof (subject to the limitations on votes set forth in Section 10(c)), including, but not limited to, matters relating to the sale of all or any of the Properties owned, directly or indirectly, by the Corporation and any matters relating to control over the business and affairs of the Corporation, the Component Entities and the Properties. Upon the redemption of all issued and outstanding shares of the Series D Preferred Stock pursuant to the Series D Preferred Terms and all issued and outstanding shares of the Series E Preferred Stock pursuant to the terms thereof, the right of the Preferred Stock Directors to cast five votes on all matters properly presented to the Board of Directors or any committee thereof will cease and the Preferred Stock Directors will shall only be entitled to one vote per director on any matter properly voted on by the Board of Directors.

12.	Section 10(e) of the Articles Supplementary is hereby amended by replacing it with the following:

Any director elected pursuant to this Section 10 may be removed with or without cause only by the holders of the outstanding Series D Preferred Stock and the holders of Series D Common Stock and the holders of all other classes of Parity Stock upon which like voting rights have been conferred and are exercisable, including the Series E Preferred Stock (voting as a single class), by the affirmative vote of a majority of the votes entitled to be cast generally at the election of Preferred Stock Directors, and may not be removed by the holders of the Junior Stock or Common Stock.

13.	Section 34 of the Articles Supplementary is hereby amended by replacing it with the following:

Effect of Amendment. Any calculations required to be made pursuant to these Articles Supplementary as amended through the Articles of Amendment filed by the Corporation with the State Department of Assessments and Taxation of Maryland on January 6, 2014 shall be made as if such amendment had been in effect on and as of the Original Issue Date.

SECOND: The amendments to the Charter as set forth above do not increase the authorized stock of the Corporation.

THIRD: The amendments to the Charter as set forth above have been duly advised by the Board of Directors and approved by the stockholders of the Corporation entitled to vote thereon as required by law.

FOURTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters of facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed under seal in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this 6th day of January, 2014.

ATTEST:	LANDMARK APARTMENT TRUST OF
AMERICA, INC.

/s/ B. Mechelle Lafon	By:	/s/ Stanley J. Olander, Jr. (SEAL)
Name: B. Mechelle Lafon		Name: Stanley J. Olander, Jr.
Title: Secretary		Title: Chief Executive Officer